UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 25, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS MEETING

HELD ON MAY 19, 2016

Date, Time and Place: Held on May 19, 2016, at 8:30AM, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Rules of Procedures.

Attendance: The majority of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat. The absence of the sitting member Mr. Julio Cesar Maciel Ramundo was justified.

Presiding: José Luciano Duarte Penido — Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: In accordance with the Article 17 of the Company’s Bylaws, approve the nomination of new members to compose the Company’s Sustainability Committee, as well as ratify its composition.

Resolutions: After discussion and analysis of the matter included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i)                 Approve the nomination of Mrs. Maria Aparecida Silva Bento, Brazilian Citizen, divorced, psychologist, bearer of ID card RG No. 5.279.008, issued by SSP/SP and enrolled with the CPF/MF under No. 006.136.298-09, resident and domiciled in the City and State of São Paulo, at Rua Diana, No. 175, apartment 102ª, Perdizes, Zip Code 05019-000, and Mr. João Carvalho de Miranda, Brazilian Citizen, married, economist, bearer of ID card RG No. 52238193, issued by IFP/RJ and enrolled with the CPF/MF under No. 772.120.887-49, resident and domiciled in the City and State of São Paulo, with business address at Rua Amauri, No. 255, 13th floor, Zip Code 01448-000, to exercise the positions of sitting members of the Company’s Sustainability Committee. Therefore, the Board of Directors ratifies the composition of the Sustainability Committee, whose term of office will always match with the term of members of Board of Directors, as follows:

SUSTAINABILITY COMMITTEE

Coordinator:	José Luciano Duarte Penido

Members:	Ailton Alves Lacerda Krenak
Carlos Alberto de Oliveira Roxo Claudio Valladares Pádua João Carvalho de Miranda
Maria Aparecida Silva Bento Sergio Besserman Vianna Sergio Eduardo Weguelin Vieira

Secretary:	Maria Luiza de Oliveira Pinto e Paiva

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat, and Claudia Elisete Rockenbach Leal — Secretary.

São Paulo, May 19, 2016

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25th, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO